                       [Rutan and Tucker, LLP Letterhead]





                                 August 28, 2008



VIA FEDEX AND EDGAR CORRESPONDENCE


Russell Mancuso, Esq.
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549

         Re:      Strasbaugh
                  Registration Statement on Form S-1
                  Amended August 28, 2008
                  FILE NO. 333-144787

Dear Mr. Mancuso:

         This letter responds to the comments contained in your letter dated August 12, 2008 relating to Strasbaugh (the "Company"), a copy of which letter is enclosed for your convenience.

         The enclosed clean and marked-to-show-changes copies of Form S-1/A (Amendment No. 7 to Form SB-2), Reg. No. 333-144787 (the "Registration Statement"), contain revisions that are directly in response to your comments. We have reproduced below in bold font each of your comments set forth in your letter of August 12, 2008, together with our responses in regular font immediately following each reproduced comment. Our responses in this letter correspond to the numbers you placed adjacent to your comments in your letter. The page numbers referenced below correspond to the marked versions of the Registration Statement enclosed herewith.

MANAGEMENT'S DISCUSSION AND ANALYSIS, PAGE 23

1. PLEASE UPDATE YOUR DISCLOSURE IN THE THIRD FULL PARAGRAPH ON PAGE 33 TO A DATE MORE CURRENT THAN SEPTEMBER 30, 2007.

         The Company has updated its disclosure on page 33 of the Registration Statement to provide information as of June 30, 2008.

Russell Mancuso, Esq.
August 28, 2008
Page 2


PLAN OF DISTRIBUTION PAGE 90

2. IT IS GENERALLY INCONSISTENT WITH SECTION 5 OF THE SECURITIES ACT TO AMEND THE TERMS OF A PRIVATE PLACEMENT WHILE THE RELATED SECURITIES ARE THE SUBJECT OF A PENDING REGISTRATION STATEMENT. PLEASE TELL US HOW THE AMENDMENT YOU PROPOSE IN YOUR RESPONSE TO PRIOR COMMENT 6 IS CONSISTENT WITH SECTION 5. INCLUDE IN YOUR RESPONSE WHETHER THE AMENDMENT REFLECTS THE INTENTIONS OF THE PARTIES AT THE TIME THAT THE AGREEMENT WAS ORIGINALLY EXECUTED IN MAY 2007.

         The amendment we attached as an exhibit to our response letter dated July 28, 2008 reflects the initial agreement between the parties dated May 24, 2007. Therefore, consistent with the Staff's position that a private placement must be completed prior to the filing of a resale registration statement, the amendment does not jeopardize the private placement's status as complete and the
Section 4(2) exemption from the registration requirements of Section 5 of the Securities Act remains available with respect to the private placement.(1)

         On May 24, 2007 the private placement was complete because as of that date: (i) each investor was irrevocably committed to purchasing a set number of securities at a set price, (ii) all of the investors were at market risk as a result of their irrevocable commitment, (iii) the closing of the private placement was not subject to any conditions whose satisfaction were within the investors' control, (iv) each of the investors had fully paid the purchase price for the securities, and (v) the securities were in fact issued to the investors.

         The amendment embodies the initial agreement of the parties and serves as an instrument of clarification rather than as an instrument pursuant to which the terms of the initial private placement are modified. To further clarify that the amendment (i) reflects the initial agreement between the parties and (ii) is only necessary inasmuch as the initial documents do not clearly evidence the parties' initial agreement with respect to the subject matter of the amendment, we have attached a revised agreement as EXHIBIT A to this letter (the "Clarification Agreement")(2). As the Clarification Agreement represents the initial agreement of the parties, entering into the Clarification Agreement does not amount to a new investment decision on the part of the selling security holders. Further, as the Clarification Agreement reflects the initial agreement of the parties and does not amend the terms of the private placement, the status of private placement as "complete" remains intact. Consequently, after May 24, 2007, none of the terms of the private placement were renegotiated or modified in any manner. Therefore, on May 24, 2007, prior to the filing of the registration statement, the private placement was complete.

---------------

(1) SEE E.G., Division of Corporation Finance Manual of Publicly Available Telephone Interpretations Supplement - March 1999, #3S(b) and 4S.

(2) To further substantiate that the Clarification Agreement evidences the initial agreement of the parties, the parties will certify to such effect in
Section 3 of the Clarification Agreement.

Russell Mancuso, Esq.
August 28, 2008
Page 3


         In light of the Staff's comment and our response to this Comment No. 2, a revised letter of transmittal is attached as EXHIBIT B hereto. The Company's intention is that the Clarification Agreement will be executed by the Company and all the selling security holders prior to the effectiveness of the Registration Statement. Upon execution of the attached agreement by the parties thereto, the Company will file the attached agreement as an exhibit to the Registration Statement.

3. PLEASE UPDATE THE FINANCIAL STATEMENTS, AS APPLICABLE, AS REQUIRED BY RULE 8- 18 OF REGULATION S-X.

         The Registration Statement has been revised to include unaudited financial statements for the quarterly periods ended June 30, 2007 and June 30, 2008.

         If you have any questions regarding the foregoing, please call me at
(714) 641-3450.

                                                     Sincerely yours,

                                                     RUTAN & TUCKER, LLP

                                                     /S/ LARRY A. CERUTTI

                                                     Larry A. Cerutti

LAC:jss
cc:      Jay Mumford, Esq. (via FEDEX, w/enc.)
         Ms. Tara Harkins (via FEDEX, w/enc.)
         Mr. Chuck Schillings (via electronic mail, w/enc.)
         Mr. Richard Nance (via electronic mail, w/enc.)
         Mr. Fred Furry (via electronic mail, w/enc.)

                                   EXHIBIT A

                         WARRANT CLARIFICATION AGREEMENT


         THIS WARRANT CLARIFICATION AGREEMENT ("CLARIFICATION AGREEMENT") is made as of the __ day of August, 2008, by and among Strasbaugh, a California corporation (the "Company"), and each of the investors identified on the Schedule of Investors attached hereto as EXHIBIT A (individually an "INVESTOR" and collectively, the "INVESTORS").

                                    RECITALS
                                    --------

         A. The Company and the Investors (the "PARTIES") entered into that certain Securities Purchase Agreement dated May 24, 2007 (the "PURCHASE AGREEMENT"), pursuant to which the Company issued to the Investors, among other securities, warrants (the "WARRANTS") to purchase shares of the Company's common stock.

         B. The Warrants issued pursuant to the Purchase Agreement may not be exercised, offered or sold in the absence of an exemption from the registration requirements of the Securities Act of 1933, as amended (the "SECURITIES ACT").

         C. Each of the Purchase Agreement and the Warrants contains a restricted securities legend with respect to the exercise, offer and/or sale of the Warrants.

         D. It has come to the attention of the Company that the description of the restricted securities legend contained in the Purchase Agreement is not consistent with the restricted securities legend contained in the Warrant and in neither case does the restricted securities legend accurately describe the Parties' initial agreement with respect to the limitations on transfer.

         E. The Parties now desire to amend certain provisions of each of the Purchase Agreement and the Warrant to clarify the transfer restrictions imposed upon the Warrants and to make each consistent with the other, so as to accurately evidence the initial agreement of the Parties at the time the Parties entered into the Purchase Agreement and the Warrant on May 24, 2007.

         NOW THEREFORE, in consideration of the foregoing premises and the respective promises and agreements of the parties set forth herein, and for good and valuable consideration, the amount and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

         1. DEFINITIONS. Capitalized terms used herein and not otherwise defined herein shall have the respective meanings ascribed thereto in the Purchase Agreement.

         2. AMENDMENTS.

              (a) Section 5.1(a) of the Purchase Agreement is hereby amended by deleting such section in its entirety and inserting in its place the following:

                   "(a) The Investors covenant that the Securities will only be disposed of pursuant to an effective registration statement under, and in compliance with the requirements of, the Securities Act or pursuant to an available exemption from the registration requirements of the Securities Act, and in compliance with any applicable state securities laws. The Investors further covenant that the Warrants will be exercised in compliance with the requirements of, the Securities Act pursuant to an available exemption from the registration requirements of the Securities Act and in compliance with any applicable state securities laws. In connection with any transfer of Securities other than pursuant to an effective registration statement or to the Company, the Company may require the transferor to provide to the Company an opinion of counsel selected by the transferor, the form and substance of which opinion shall be reasonably satisfactory to the Company, to the effect that such transfer does not require registration under the Securities Act. Notwithstanding the foregoing, the Company hereby consents to and agrees to register on the books of the Company and with its transfer agent, without any such legal opinion, except to the extent that the transfer agent requests such legal opinion, any transfer of Securities by an Investor to an Affiliate of such Investor, provided that the transferee certifies to the Company that it is an "accredited investor" as defined in Rule 501(a) under the Securities Act and provided that such Affiliate does not request any removal of any existing legends on any certificate evidencing the Securities."

              (b) Section 5.1(b) of the Purchase Agreement is hereby amended by deleting such section in its entirety and inserting in its place the following:

                   "(b) The certificates representing the Securities will bear a legend denoting the restrictions on transfer. Each Investor agrees to sell, assign, transfer, exercise or convert the Securities only in accordance with such restrictions, as applicable. The Investors agree to the imprinting, so long as is required by this SECTION 5.1(b), of a legend which shall be in substantially the following form on any certificate evidencing any of the Securities:

                           NEITHER THESE SECURITIES NOR THE SECURITIES ISSUABLE UPON THE [EXERCISE/CONVERSION] OF THESE SECURITIES HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES LAWS. THE SECURITIES REPRESENTED HEREBY MAY NOT BE EXERCISED, OFFERED, SOLD, TRANSFERRED, PLEDGED, HYPOTHECATED OR OTHERWISE ASSIGNED EXCEPT
                           (A) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT

                           AND (B) IN ACCORDANCE WITH APPLICABLE STATE
                           SECURITIES LAWS, AS EVIDENCED BY A LEGAL OPINION OF COUNSEL TO THE TRANSFEROR TO SUCH EFFECT (TO THE EXTENT REQUESTED BY COUNSEL OF THE COMPANY), THE SUBSTANCE OF WHICH SHALL BE REASONABLY ACCEPTABLE TO THE COMPANY. THE HOLDER HEREOF AGREES THAT IT WILL DELIVER, OR CAUSE TO BE DELIVERED, TO EACH PERSON TO WHOM THE SECURITIES HEREBY REPRESENTED ARE TRANSFERRED A NOTICE SUBSTANTIALLY TO THE EFFECT OF THIS LEGEND. THESE SECURITIES AND THE SECURITIES ISSUABLE UPON [EXERCISE/CONVERSION] OF THESE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT SECURED BY SUCH SECURITIES.

              Certificates evidencing Securities shall not be required to contain such legend (i) while a registration statement (including the Registration Statement) covering the resale of the Securities is effective under the Securities Act, (ii) following any sale of such Securities pursuant to Rule 144 if the holder provides the Company with a legal opinion (and the documents upon which the legal opinion is based) reasonable acceptance to the Company to the effect that the Securities (including the Securities that maybe issued upon exercise or conversion of the Securities) can be sold under Rule 144, (iii) if the holder provides the Company with a legal opinion (and the documents upon which the legal opinion is based) reasonably acceptable to the Company to the effect that the Securities (including the Securities that maybe issued upon exercise or conversion of the Securities) are eligible for sale under Rule 144(b), or (iv) if the holder provides the Company with a legal opinion (and the documents upon which the legal opinion is based) reasonably acceptable to the Company to the effect that the legend is not required under applicable requirements of the Securities Act (including controlling judicial interpretations and pronouncements issued by the Staff of the SEC)."

              (c) The legend that appears on the face of each of the Warrants issued pursuant to the Purchase Agreement are hereby amended by deleting such legend in its entirety and inserting in its place a legend substantially in the form of the legend appearing in Section 2.2 of this Clarification Agreement.

         3. Clarifications. The Parties hereby acknowledge and agree that the provisions set forth in Section 2 of this Clarification Agreement evidence the understandings and agreements of the Parties at the time the Parties entered into the Purchase Agreement and the Warrants on May 24, 2007.

         4. Miscellaneous. Except as modified and amended pursuant to this Clarification Agreement, the Purchase Agreement and the Warrants shall remain in full force and effect. This Amendment may be executed in one or more counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument. This Amendment will become binding on each Investor when one or more counterparts hereof, individually or taken together, will bear the signatures of such Investor and the Company as signatories.

         IN WITNESS WHEREOF, the parties hereto have caused this Warrant Clarification Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

The Company:                            STRASBAUGH


                                        By: /s/ Richard Nance
                                            ------------------------------------
                                        Name: Richard Nance
                                        Title: Chief Financial Officer



Investor:                               [_______________________]


                                        By:______________________
                                        Name:
                                        Title:

                                   EXHIBIT B


                                ________ __, 2008


----------------------

----------------------

----------------------

----------------------

         Re:      Warrant Clarification Agreement
                  -------------------------------

Dear ______________:

         As you know, Strasbaugh (the "Company") is in the process of registering for resale under the Securities Act of 1933, as amended (the "Securities Act"), shares of the Company's common stock underlying the Company's preferred stock and warrants (the "Securities") you purchased pursuant to the terms of the Securities Purchase Agreement dated May 24, 2007 between you, the Company and certain other parties (the "Purchase Agreement").

         In connection with the registration of the Securities, the staff of the Securities and Exchange Commission ("Staff") has expressed concerns that a situation may arise in the future whereby the warrants issued pursuant to the Purchase Agreement may be exercised by a transferee in violation of the Securities Act. This concern does not affect the initial purchasers of the warrants. YOU, AS AN INITIAL PURCHASER, MAY EXERCISE THE WARRANT YOU HOLD AT ANY TIME IN ACCORDANCE WITH THE TERMS OF THE WARRANT. YOU MAY ALSO TRANSFER OR SELL THE WARRANT IN ACCORDANCE WITH THE TERMS OF THE WARRANT.

         However, as you know, the Company and each of the parties to the Purchase Agreement agreed that the Warrants would not be exercised in violation of the Securities Act. Therefore, to (i) properly evidence our initial agreement that the warrants will not be exercised in violation of the Securities Act BY A PERSON TO WHOM YOU MAY HAVE TRANSFERRED THE WARRANT, and (ii) correct a discrepancy between the description of the restricted securities legend contained in the Purchase Agreement and the restricted securities legend in the warrant, we desire to amend the Purchase Agreement and the warrants issued thereunder to clarify our collective original intentions that the warrants will not be exercised by the holders thereof in the absence of an exemption from the registration requirements of the Securities Act. As such, find enclosed a "Warrant Clarification Agreement" for your review and execution.

         The revised legend clarifies that the Company has the authority to require a holder of a warrant to provide the Company with a legal opinion reasonably acceptable to the Company to the effect that THE WARRANT AND THE SECURITIES UNDERLYING THE WARRANT are eligible for sale under Rule 144 prior to removing the legend from a warrant based on a request that the warrant be removed in connection with Rule 144. Because a situation may arise where a warrant may be transferred by a holder to a transferee and then exercised by

________________________
________ __, 2008
Page 2


such transferee in the absence of an exemption from the registration requirements of the Securities Act if the warrant did not contain a restricted securities legend, we have concluded, with the assistance of our legal counsel, that it is not possible for anyone to provide the Company with a legal opinion that is "reasonably acceptable" to the Company to the effect that the restricted securities legend may be removed from the warrant. Clearly, there was never any intent on the part of the Company or any investor that is a party to the Purchase Agreement to allow for the resale of the warrants without the inclusion of the restricted securities legend. Consequently, please be advised that any request to remove the restricted legend from any of the warrants issued pursuant to the Purchase Agreement will not be accepted by the Company. Additionally, please be advised that consistent with the original intentions and agreements of the parties and pursuant to the terms of the Purchase Agreement and Registration Rights Agreement relating to your investment in the Company's preferred stock and warrants, the Company is not obligated to, and will not, register for resale under the Securities Act any of the warrants.

         UPON YOUR REVIEW OF THE ENCLOSED WARRANT CLARIFICATION AGREEMENT, PLEASE FAX AN EXECUTED COPY OF THE DOCUMENT TO MY ATTENTION AT ______________ AS SOON AS POSSIBLE. In light of the fact that in all likelihood the Staff will not allow the Company to register for resale the shares of common stock underlying the warrants in the absence of the Warrant Clarification Agreement, the Company requests that you execute this document as soon as possible. If you have any questions regarding the foregoing, please call me at 805-541-6424.

                                                     Very truly yours,


                                                     ---------------------------
                                                     Richard Nance,
                                                     Chief Financial Officer